Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

April 9, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER REPRICES OUT-OF-THE-MONEY WARRANTS AND OPTIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”), subject to Toronto Stock Exchange approval, is amending the terms of 3,621,999 outstanding share purchase warrants (“WK Warrants”) and 479,375 Broker Warrants by reducing the exercise price to $1.42. There is no change in the expiry date, which remains June 1, 2008. The amendment will become effective on April 23, 2008. Upon the amendment becoming effective, the current certificates representing the WK Warrants and the Broker Warrants will be deemed to have been amended to provide that the exercise price is $1.42.

On June 1, 2006, the Company issued 7,500,000 common shares, 3,749,998 WK Warrants and 479,375 Broker Warrants in connection with a $15,000,000 bought deal private placement underwritten by Jennings Capital Inc. The WK Warrants are currently exercisable at $2.65 until June 1, 2008. The Broker Warrants are currently exercisable at $2.00 until the same date. No WK Warrants are held by insiders of the Company. 127,999 WK Warrants were exercised on December 6, 2006 by three institutional investors.

Subject to Toronto Stock Exchange and shareholder approval, the Company is also amending the exercise price of 2,070,000 outstanding incentive stock options currently exercisable at $2.65 and 925,000 outstanding incentive stock options currently exercisable at $2.00. The exercise price of these options is being reduced to $1.42 to enable the Company to retain and secure key personnel in the current competitive job market. The reduction in the exercise price will also become effective on April 23, 2008, provided, however, that no exercise of such options may occur until shareholder approval is obtained. Shareholder approval will be sought at the Company’s annual general meeting in June 2008. Votes attaching to shares held directly or indirectly by insiders and other persons benefiting from this amendment will be excluded.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.